Mail Stop 4561

March 18, 2009

By U.S. Mail and Facsimile to: (386) 258-1677

Mr. Timothy L. Kuker
President and Chief Executive Officer
Lincoln Floorplanning Co., Inc.
1326 South Ridgewood Avenue, Suite 8B
Daytona Beach, FL 32114

> **Re: Lincoln Floorplanning Co., Inc.**
> **Form S-1/A**
> **Filed March 12, 2009**
> **File No. 333-156277**

Dear Mr. Kukar:

This is to advise you that a preliminary review of Amendment No. 1 to the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Specifically, in accordance with 17 C.F.R. § 210.3-12, the registrant needs to include audited financial statements for the period ending December 31, 2008.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

Mark Webb,
Branch Chief